3-1-02

02012148

115855 33

RECD S.E.C.
MAR 7 - 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of March, 2002

PROCESSED
MAR 19 2002
THOMSON
FINANCIAL

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

SUEZ

Paris, March 7, 2002

Press release

2001 RESULTS

- **Significant increase for 2001 results : double-digit growth of results and activity of global businesses which represent 98 % of total revenues**
- **2001 – 2004 : average yearly double-digit growth target for global businesses and earnings per share confirmed**

During year 2001, affected by serious events, SUEZ demonstrated the relevance of its industrial model:

- **all SUEZ businesses grew**
- **the expansion of results was based mainly on organic growth**
- **2001 was a record-breaking year in terms of industrial contracts**

Revenues	**EUR 42.4 billions***	**+ 22.4 %**
Net income	**EUR 2.1 billions**	**+ 8.7 %**
Return on equity		**14.5 %**
Net current income group share of global businesses	**EUR 1.2 billions**	**+ 12.5 %**
Operating income (EBIT) of global businesses	**EUR 4.1 billions**	**+ 11.8 %**
Cash flow of global businesses	**EUR 5.0 billions**	**+ 11.6 %**

On March 6, 2002, SUEZ Board of Directors approved the company's 2001 accounts to be submitted to the Annual General Meeting on April 26, 2002.

* including trading activities

In his review of the Group's results, Gérard Mestrallet, Chairman and Chief Executive Officer of SUEZ stated:

" 2001 was a favorable year for SUEZ results, perfectly consistent with its medium-term objectives. The economic difficulties observed in 2001 revealed the ***soundness of SUEZ whose business model,*** *developed five years ago,* ***works well and delivers on its promises*** *as reflected in a dynamic of enduring long-term growth based on the principles of* ***sustainable development.*** *"*

"This performance was due to the nature of our businesses and to balanced geographic coverage, strengthened by leadership positions in each of our three businesses."

"In 2002, SUEZ continues to grow thanks to its international coverage, rigorous and selective investment policy, sound financial structure, and ongoing rationalization efforts to improve Group performance."

"Since its creation, the Group has succeeded in carrying out fundamental changes; it will continue to adapt to a changing environment."

"Our priorities for 2002 are clear: pursue profitability improvement, consolidate our international leadership positions, increase synergy between businesses, expand organic growth, particularly in the industrial services sector, and enhance the quality of our offerings to municipal and industrial customers."

1) Pronounced expansion of the Group's three global businesses which represent 98 % of the Group total revenues

Energy (Tractebel)

***

Strong international growth dynamic, enhanced organization for an energy services leader in Europe.

Revenues* :	**EUR 22,461 million**	**+ 19 %**
EBITDA :	**EUR 4,331 million**	**+ 9.4 %**

Significant events

EGE: Electricity and Gas Europe

- increasing focus on non-regulated activities (creation of Elia, separation of Fluxys/Distrigaz);
- continued efforts to constitute one of the most flexible, high-performance production bases in Europe, partially offsetting the impact of tariff decreases;
- acceleration of commercial coverage of Europe's major areas of energy consumption;
- creation of the leading services business in Europe.

**excluding trading activities*

EGI: Electricity and Gas International

- increasing integration of the generation, trading and sales of electricity, natural gas, and services in North America;
- expansion of generating capacity in developing areas;
- strengthened commercial presence with industrial customers,
- continued LNG deployment (extension of capacity in the USA).

Water (Ondeo)

***

Commercial successes in all Ondeo activities

Revenues:	**EUR 10,088 million**	**+ 7.8 %**
EBITDA:	**EUR 2,291 million**	**+ 7.4 %**

Significant events

Ondeo Services:

- growth of an exceptionally diversified portfolio;
- commercial breakthroughs in such areas as China (Sanya, Shanghai Park), Germany (Schwerin), Mexico (San Luis Potosi), and Ireland (Cork);
- sustained growth in the USA (+5.8 %).

Ondeo Nalco :

- overall growth +15% ;
- enhanced activity in the oil industry (100% ONES).

Ondeo Degrémont:

- orders up 40%, 8 million additional inhabitants served;
- innovative developments (desalination, sludge treatment, and submerged membranes).

Waste Services (SITA)

***

Heightened presence in waste treatment and waste-to-energy conversion
Priority to developing industrial customer business.

Revenues:	**EUR 5,287 million**	**+ 5.1 %**
EBITDA:	**EUR 833 million**	**+ 2.4%**

Significant events

- significant progress with industrial customers ;
- entry into the industrial hazardous waste treatment market in the USA;
- two unfavorable factors: reduced prices for recycled paper in Germany and drop in landfill rates in the United Kingdom.

In ***Communications***, net income was EUR + 232 million.

2) A year of sustained expansion of business activity based mainly on organic growth

22.4 % increase in revenues*

In an uncertain, weakened business climate, the Group's performance during 2001 demonstrates its capacity to exploit the market positions of its global businesses and to seize every opportunity for profitable growth. Revenues reached EUR 42.4 billion, up 22.4 % over 2000 (+13.4 % excluding energy trading activities). International business (outside France and Belgium) grew substantially, up 37.7 % representing 54.6 % of total revenues.

Revenue growth for global businesses (+18.4 % for Energy, +7.8 % for Water, and +5.1 % for Waste Services) bears out the choices made by SUEZ which, since 1997, has built an original business model.

Sustained organic growth : +7.1 %

Organic growth illustrates the strong commercial dynamic of the Group's global businesses, principally in industrial customer services, which account for more than 50 % of Group revenues. Organic growth for 2001 (+7.1 %) is close to the 7.6 % average over the last three years, confirming thereby the structural solidity of the Group's growth drivers. It also demonstrates the capacity of the Group's businesses to adapt constantly to new services demand thanks to innovations in such areas as micro-turbines, sea water desalination, sludge treatment, and biogas waste-to-energy conversion.

Externally-generated growth reached 6.7 % as a result of selective acquisitions focused on strengthening service offerings to industrial customers. These acquisitions included GTI, Sulzer, Teris LLC, Frazier International, and ONES.

The industrial-customer: a growth engine

The Group's growth is tied significantly to numerous contracts signed throughout the past year, in particular a number concluded with industrial customers, such as Danone, Saab, Airbus, IBM, and Aventis-Pharma.

Year 2001 was marked by the establishment of a specific organization to respond better to the growing demand for outsourcing from industrial customers (creation of SUEZ Industrial Solutions with business-specific sub-organizations: Tractebel Industrial Solutions, Ondeo Industrial Solutions, and Sita One). The SUEZ service offering to industrial and service industry customers is now complete and unmatched in Europe; it includes technical specialties (chemical treatment of water, installations and maintenance, and process engineering), onsite services (facilities management, utilities outsourcing), and offsite services (supply of electricity, natural gas, industrial process water, and waste collection and elimination).

* including trading activities

3) Quality financial results, showing strong improvement

Net current income of global businesses increased by 12.5 % and may be broken down as follows : Energy, EUR 819 million (+13.7 %) ; Water, EUR 253 million (+12 %) ; and Waste Services, EUR 83 million (+3 %). As for Energy, the expansion is particularly important for EGI and Distrigaz and largely compensates the slight drop in Electrabel results within the framework of the regulated tariffs decrease program for Belgian residential customers. As for Water, the growth is notably marked by the turnaround of Ondeo Degrémont as well as by the productivity gains and the growth at Ondeo Nalco.

Exceptional income (net of taxes, excluding minority interests) came to EUR 895 million, compared with EUR 510 million in 2000:

- Net capital gains (EUR 1.5 billion) were mainly the result of transactions on stakes in Vinci, AXA, Fortis, and Total FinaElf.
- A total of EUR 629 million in provisions and exceptional charges resulted mainly from Ondeo Nalco and Electrabel restructurings and foreign exchange losses, principally in Argentina and Brazil. The impact of the Argentine peso devaluation on exceptional income at December 31, 2001 came to EUR 80 million, after EUR 118 million recovery of provision for country risk. The Argentina situation could remain difficult. In this country the Group will ensure the continuity of its service activities and will re-negociate its contract as well as their financing conditions.

Total net income amounted to EUR 2,087 million, 8.7 % higher than in 2000.

Net income per share was EUR 2.08, for an increase of 7.6 % over 2000.

Sound financial structure, consistent with the Group's growth goals

Gross Cash flow for global businesses for 2001 was EUR 5 billion, 11.6 % above the 2000 figure, giving SUEZ, after bearing investments, free cash flow of more than EUR 3 billion.

The Group's financial structure remains sound with net economic debt* of EUR 24.5 billion and a 2001 coverage ratio of financial expenses by EBITDA above 5.

The level of borrowings remained stable in relation to June 30, 2001 and the debt structure is balanced.

At December 31, 2001, **non-core assets to dispose of** (including assets which have been monetized), have a market value of EUR 8.3 billion.

*net of monetized assets

Dividend progression :+ 7.6 %

A net dividend per share of EUR 0.71 (compared with EUR 0.66 in 2000) will be submitted to the April 26, 2002 Annual General Meeting. This figure represents total return of EUR 1.065 per share with payment May 2, 2001.

The dividend per share is 7.6 % above the 2000 level, like the net income per share, representing a total dividend payment amount of EUR 728 million. Considering the current market price, the yield, including the tax credit ("avoir fiscal"), exceeds 3.2 %.

4) Outlook: reaffirmation of medium-term objectives

In a difficult world economic climate, SUEZ benefits from a sound, healthy balance sheet, with excellent prospects for growth. On the strength of the recurrent nature of its cash flow and a start of the year which has met forecasts, the Group confirms its medium-term objectives announced in 2001 for the period 2001-2004, an average yearly growth rate in double-digits for its global businesses, and for earnings per share. SUEZ is confident and anticipates a further advance in global business performance during 2002.

The main factors sustaining this growth will be:

- long-term contracts with municipalities and industrial customers signed in 2001;
- its three global businesses' leadership positions in high-growth, high volume, markets;
- the balanced geographic spread of its activities (90 % in OECD countries);
- its unique competitive advantages;
- synergies between businesses and the Group's capacity to innovate,
- a Group focused on its global businesses and an aggressive commercial approach.

SUEZ continues to implement rationalization measures aiming to improve its performance and will continue to apply very strict profitability standards to its activities and investments.

"This document is not and doesn't include an offer for the sale of shares in the United States. The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section E of the Securities Exchange Act of 1934. These forward-looking statements reflects numerous assumptions and involve a number of risks and uncertainties as disclosed by the company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially".

SUEZ is one of the world's premier services groups, with a staff of 190,000 employees at work in 130 countries, serving industrial, individual, and municipal customers. SUEZ is a leading international player in each of its businesses: the world leader in water related services, the world leader in waste services outside the USA, among the world's leading energy groups, and n°1 in energy services in Europe. It generated 2001 revenues of EUR 42.4 billion, 54.6% of which originated outside the Group's domestic markets of France and Belgium.

By virtue of its three global businesses, SUEZ is at the heart of environmental and sustainable development challenges. Its solutions meet the fundamental needs of the world's populations, helping to take up the challenge

of sustainable development: this means blending economic development, respect for the environment, and optimal use of natural resources.

The commitment of SUEZ to sustainable development is recognized both by major international institutions and NGOs as well as by business and financial community. In 2001 SUEZ was the only French business specialized in industrial and municipal services to be included in the European markets' sustainable development indexes ASPI and DJSI STOXX, sponsored respectively by the Arèse SA and SAM Sustainable Asset Management rating agencies, in partnership with STOXX.

SUEZ is listed on Euronext Paris and Euronext Brussels, as well as on the Luxembourg, Zurich and New York Stock Exchanges. It is the only name from its sector represented on every major international index: MSCI Europe (Morgan Stanley Index), FTSE Eurotop 100, Eurostoxx 50 and the CAC 40.

According to the World Investment Report 2001 (United Nations Conference on Trade and Development - UNCTAD), SUEZ is ranked 19th in the world among companies with the greatest international presence, and 2nd among French companies so listed.

Press contacts:
Catherine Guillon: (331) 4006 6715
Antoine Lenoir: (331) 4006 6650

Financial analyst contacts:
Frédéric Michelland: (331) 4006 6635
Arnaud Erbin: (331) 4006 6489

For Belgium:
Guy Dellicour: 00 322 507 02 77

This release is also available on Internet: http://www.suez.com

BALANCE SHEET

(EUR billion)

ASSETS	Dec 31, 2000	Dec 31, 2001
FIXED ASSETS	61.76	63.71
CURRENT ASSETS	17.90	20.02
MARKETABLE SECURITIES AND CASH	5.84	5.75
TOTAL ASSETS	**85.50**	**89.48**

(EUR billion)

LIABILITIES	Dec 31,2000	Dec 31,2001
SHAREHOLDERS' EQUITY GROUP SHARE	13.13	14.40
MINORITY INTERESTS	7.09	6.44
TOTAL SHARE HOLDERS' EQUITY	**20.22**	**20.84**
SPECIAL CONCESSION ACCOUNTS	4.60	4.67
RESERVES FOR CONTINGENCIES AND LOSSES	9.92	9.44
FINANCIAL DEBTS	32.19	33.76
OTHER LIABILITIES	18.57	20.77
TOTAL LIABILITIES	**85.50**	**89.48**

STATEMENT OF INCOME

(EUR billion)

	Dec 31, 2000	Dec 31, 2001
REVENUES	34.62	42.36
OPERATING INCOME	3.78	4.06
Financial income (loss)	(0.97)	(1.26)
Exceptional income (loss)	0.57	0.83
Income Tax	(0.66)	(0.72)
Share in income of companies accounted for under the equity method	0.51	0.33
Minority interests before amortization of goodwill	(0.98)	(0.78)
NET INCOME GROUP SHARE BEFORE GOODWILL AMORTIZATION	2.25	2.46
Goodwill amortization	0.33	0.38
NET INCOME GROUP SHARE	1.92	2.09

STATEMENT OF CASH FLOWS

(EUR billion)	2000	2001
Gross cash flow	4.49	4.81
Change in working capital need	0.40	0.59
CASH FLOW FROM OPERATING ACTIVITIES	4.89	5.40
Tangible and intangible investments	-4.57	-4.39
Other net investments	-4.52	0.06
CASH FLOW USED IN INVESTING ACTIVITIES	-9.09	-4.33
Dividends distributed	-1.39	-1.57
Change in debt	4.06	0.55
Other	0.46	0.13
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	3.13	-0.89
Change in exchange rates, method and other	0.74	-0.01
Cash at beginning of year	5.05	4.72
Total cash flow for the period	-0.33	0.17
Cash at year end	4.72	4.89

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : March 7, 2002

By: Senior Vice President – General Counsel
(Signature) *
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.